Exhibit D-1

RECENT DEVELOPMENTS AND SUMMARY

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2016 on Form 18-K filed with the SEC on October 10, 2017, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2016, as amended from time to time, the information in this section supersedes and replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2016.

GENERAL

The Republic’s GDP increased by 11.1% in the third quarter of 2017. See “Recent Developments and Summary—Economic Developments” for more information.

In the wake of the coup attempt of July 15, 2016, on August 25, 2017, two new state of emergency decrees were issued, which, among other things, transfer the appointment powers of the undersecretary of the Turkish National Intelligence Agency (“MIT”) from the Prime Minister to the President. Under these decrees, investigations of the MIT undersecretary and any testimony by the MIT undersecretary must be approved by the President. In addition, the decrees reinstate the powers of the MIT to investigate the Turkish armed forces and its personnel, as well as Defense Ministry personnel, following a six-year ban on such investigations. Prime Minister Binali Yildirim stated that the change was aimed at bringing the organization into compliance with the executive presidential system.

As of December 28, 2017, public prosecutors have detained over 100,000 people in connection with the failed coup. Of those people, approximately 47,000 have been arrested, including police officers, soldiers, members of the judiciary, local administrators, journalists and civilians. As of December 24, 2017, out of approximately 105,000 government officials who had been fired and approximately 39,000 government officials who had been suspended from various public institutions, approximately 32,000 government officials have returned to their positions. In addition, more than 100 media outlets have been closed, such as newspapers, TV channels, radio stations and magazines and more than 100 journalists have been detained or arrested. Following the coup, there have also been raids on businesses with suspected links to the Gülen movement, greater civilian control of the military, a planned overhaul of military hierarchy and command structure and the release of prisoners to increase capacity of prisons to house those arrested for their involvement in the failed coup. On September 29, 2017, the Chief Public Prosecutor’s Office in Izmir issued arrest warrants for over 100 military personnel as part of a probe into the Gülen movement. On October 3, 2017, the Chief Public Prosecutor’s Office in Istanbul issued arrest warrants for 112 municipality employees of the city and the chief public prosecutor’s office in Ankara issued arrest warrants for 121 National Education Ministry personnel and 21 former Ministry of Youth and Sports staff as part of a probe into the Gülen movement. On December 24, 2017, 2,756 personnel from various public institutions were dismissed with a new statutory decree under the state of emergency. With the same decree, 115 people who had been dismissed from their jobs were reinstated. On December 28, 2017, 22 people, including civilians, army officers and health service staff, were jailed on various counts. On June 12, 2017, the European Court of Human Rights rejected applications related to recent events taking place in Turkey on the grounds that the applicants have not exhausted domestic remedies, thereby recognizing the State of Emergency Inquiry Commission, which was established in January 2017 pursuant to Decree 685 as a legal domestic remedy.

On January 1, 2017, a single gunman attacked a nightclub in Istanbul and killed 39 people and injured 69 more. DAESH claimed responsibility for the attack, which has been called an act of terrorism by the Government. In accordance to UN Security Council Resolutions 1267 and 1989, Turkey has designated DAESH as a terrorist organization since November 10, 2013. On January 5, 2017, a police officer and an officer of the court were killed after a car bomb detonated near the main courthouse in the western coast city of Izmir. As of February 16, 2017, 11 lawmakers from the Peoples’ Democratic Party, including its co-chairs Selahattin Demirtas and Figen Yüksekdağ, have been arrested as a result of a probe that was launched against 14 of the party’s lawmakers over alleged links to the terrorist group PKK.

On September 22, 2017, Istanbul Mayor Kadir Topbas resigned from his post. On September 28, 2017, Mevlut Uysal, the AKP candidate, was elected as the new mayor of Istanbul. On October 28, 2017, Ankara Mayor Ibrahim Melih Gokcek resigned from his post. On November 6, 2017, Mustafa Tuna, the AKP candidate was elected as the new mayor of Ankara.

In accordance with EU Regulation 462/2013, Standard & Poor’s announced the date for its release of solicited and unsolicited sovereign credit rating actions with respect to Turkey as February 23, 2018 and August 17, 2018, respectively. Fitch’s announced the date for solicited and unsolicited sovereign credit rating actions with respect to Turkey are January 19, 2018, July 13, 2018 and December 14, 2018. As Moody’s no longer rates Turkey from its European offices and is thus not required to publish a calendar by regulation, Moody’s has not published its calendar for Turkey.

POLITICAL CONDITIONS

The following table sets forth the composition of the Assembly by total number of seats as of January 8, 2018:

Number of Seats
Justice and Development Party (AKP)	316
Republican People’s Party (CHP)	131
Peoples’ Democratic Party (HDP)	54
Nationalist Action Party (MHP)	36
İYİ Party	5
Independent	1

Total	543

Source: The Grand National Assembly of Turkey

FOREIGN POLICY AND INTERNATIONAL RELATIONS

In 2017, Turkey withdrew its participation in certain 2017 NATO projects with NATO partner countries, including political events and military drills. On November 24-December 3, 2017, Turkey hosted NATO’s multinational naval and aviation exercise on the coast of the Aegean Sea. On December 5-6, 2017, Turkish Foreign Minister Mevlüt Çavuşoğlu visited Brussels to attend the NATO Foreign Ministers Meeting.

On March 10, 2017, the UN Human Rights Office published a report detailing allegations of numerous human rights violations committed between July 2015 and December 2016 in southeast Turkey.

The European Union and the United Kingdom

On January 28, 2017, Theresa May, Prime Minister of the United Kingdom, in her first official visit to Ankara, met with President Erdoğan and Prime Minister Binali Yıldırım to discuss several issues, including the fight against terror and the situation in Syria and to strengthen bilateral relations. During the meetings, both countries signed an agreement that sets a new framework for cooperation and dialogue in defense.

Between March 2, 2017 and March 11, 2017, the German local authorities canceled several rallies at which Turkish ministers were to address Turkish citizens living in Germany about Turkey’s April 16, 2017 referendum on constitutional changes. On June 7, 2017, Germany withdrew German troops stationed in Turkey amid political tensions between Berlin and Ankara, including Turkey’s decision to block a visit by German parliamentarians to the Incirlik air base where 250 German troops are stationed. German Chancellor Angela Merkel stressed that withdrawing troops from Incirlik would not mean ending dialogue and cooperation with Turkey in other areas, including common efforts to tackle the refugee crisis.

On March 10-11, 2017, the Dutch government barred Turkish ministers from attending rallies and addressing Turkish citizens living in the Netherlands for Turkey’s April 16, 2017 referendum and cracked down on protests against the barring of the ministers. On March 13, 2017, Turkey sent two diplomatic notes to the Dutch government protesting the incidents and demanding that the Dutch government investigate the incidents and inform Turkey of the results of the investigation. On March 13, 2017, Turkey also announced a series of sanctions against the Netherlands, including suspending high-level political discussions between the two countries, closing Turkish airspace to Dutch diplomats, and barring the Dutch ambassador to Ankara.

On July 25, 2017, Turkish Foreign Minister, Mevlüt Çavuşoğlu, and Minister for EU Affairs and Chief Negotiator, Ömer Çelik, visited Brussels to attend a Turkey-EU Ministerial Political Dialogue Meeting. Foreign Minister Çavuşoğlu, Minister for EU Affairs and Chief Negotiator Çelik, EU High Representative for Foreign Affairs and Security Policy/Vice-President of the European Commission, Federica Mogherini, and EU Commissioner for Neighborhood Policy and Enlargement Negotiations, Johannes Hahn, participated in the meeting and discussed Turkey-EU relations as well as current regional and international issues.

On August 25, 2017, EU budget commissioner Gunther Oettinger called on member states to keep their commitment under an EU-Turkey refugee deal to allocate more than U.S.$2.3 billion to Turkey from their national budgets by the end of 2018.

On November 27, 2017, Prime Minister Binali Yıldırım and U.K. Prime Minister Theresa May met in London. A Prime Ministry statement said that the meeting focused on expressing a determination to further develop cooperation between the two countries, especially in the economic, trade and defense sectors.

On January 5, 2018, President Erdoğan made an official visit to France and had a meeting with French President Macron. During the meeting, Turkey awarded an 18-month contract to the Franco-Italian Eurosam consortium and its Turkish partners for the definition study of the future Turkish Long Range Air and Missile Defense System.

United States

On May 16, 2017, President Erdoğan made an official visit to the United States and had a meeting with U.S. President Donald Trump. During the press briefing after the meeting, President Erdoğan stressed continued cooperation with the U.S. against terrorism and also highlighted his hopes that this visit would lay the foundation for expanded relations between the two countries.

On September 21, 2017, President Erdoğan visited New York for the United Nations General Assembly meetings and had a meeting with U.S. President Donald Trump. During the meeting, both leaders agreed to enhance cooperation to resolve regional issues and continue the fight against all terror groups.

On October 8, 2017, the U.S. Embassy in Turkey and the Turkish Embassy in the U.S. both suspended processing non-immigrant visa applications for travel between the two countries. On October 18, 2017, a U.S. delegation met with Turkish officials in Ankara to discuss the issue of ending visa suspension. On November 6, 2017, the U.S. Embassy in Turkey and the Turkish Embassy in the U.S. both announced that they had begun accepting visa applications again on a limited basis. On December 28, 2017, the U.S. Embassy in Turkey and the Turkish Embassy in the U.S. both lifted restrictions on visa services.

On November 7-10, 2017, Prime Minister Binali Yıldırım made an official visit to the United States and had several meetings in Washington and New York. Prime Minister Yıldırım met with U.S. Vice President Mike Pence on November 9 to discuss a wide range of bilateral and regional issues. During the meeting, the two leaders expressed hope that their meeting would help to usher in a new chapter in U.S.-Turkey relations and agreed on the need for constructive dialogue on bilateral challenges.

On November 24, 2017, President Erdoğan and U.S. President Donald Trump held a telephone conversation, during which both leaders highlighted the importance of strengthening the Turkey-U.S. relations and agreed on joint fight against all terrorist organizations.

On January 3, 2018, a jury in New York federal court found Mehmet Hakan Atilla, a former executive at Turkey’s majority state-owned Halkbank, guilty on charges that included bank fraud, conspiracies to evade U.S. sanctions against Iran and to commit money laundering. He was found not guilty on a money laundering charge. Mehmet Hakan Atilla is scheduled to be sentenced on April 11, 2018. In a statement made after the verdict, counsel for Mehmet Hakan Atilla announced their intent to appeal.

Russia

On March 10, 2017, President Erdoğan visited Moscow for the Russia-Turkey High-Level Cooperation Council (“HLCC”) meeting. Prior to the HLCC meeting, President Erdoğan and Russian President Vladimir Putin held a one-on-one meeting, during which both leaders discussed bilateral relations and regional developments. Following the HLCC meeting, which was held under the co-chairmanship of President Erdoğan and President Putin, the two countries signed a number of documents, including an intergovernmental mid-term trade, economic, scientific, technical and cultural cooperation program for 2017–2020, several memorandums of understanding, and an agreement between the Turkey Wealth Fund and the Russian Direct Investment Fund to establish a joint investment fund. The two countries also agreed to lift work permit sanctions against Turkish nationals and businesses.

On May 3, 2017, President Erdoğan met with Russian President Vladimir Putin in the Russian city of Sochi to discuss bilateral relations as well as regional and international issues, where both leaders confirmed that bilateral relations have been fully restored after Turkey’s military downed a Russian warplane back in November 2015. During the meeting, both parties agreed to lift all restrictions, except for the general visa regime and special agreements on tomatoes.

On June 2, 2017, the Russian Prime Minister signed a decree lifting the ban on some agricultural products and Turkish companies involved in construction, engineering, and tourism.

On June 19, 2017, Russia appointed a new ambassador to Turkey, six months after the assassination of former Ambassador Andrey Karlov.

On June 29, 2017, Turkey and Russia agreed to a contract for the delivery of the S-400 air defense system to Turkey. On December 27, 2017, Turkish Defense Minister Nurettin Canikli stated that a deal had been reached with Russia over the purchase of two S-400 defense missile systems and four batteries. As of January 8, 2018, delivery of the system to Turkey has not yet occurred.

On September 28, 2017, President Erdoğan had a meeting with Russian President Vladimir Putin in Ankara to discuss regional and international issues, as well as bilateral relations. At the meeting, both leaders reaffirmed their resolve to continue close cooperation and shared will for a political resolution to the Syrian conflict.

On November 13, 2017, President Erdoğan met with Russian President Putin in Sochi. The two leaders exchanged their views on regional and international issues, including the joint fight against terrorism and the Syrian peace settlement. During the press conference following the meeting, President Erdoğan emphasized the importance of restoring the visa exemption regime to increase bilateral trade and remarked that discussions between the countries to lift all trade obstacles were continuing.

On December 11, 2017, President Erdoğan and President Putin held another meeting in Ankara to discuss bilateral, regional and global issues, as well as the current situation in Syria. During the news conference after the meeting, President Erdoğan highlighted the positive working environment between Turkey and Russia at the political level.

Iraq

On September 29, 2017, Turkey officially announced that it is indefinitely suspending all flights to northern Iraq’s Kurdish Regional Government in the wake of the illegitimate referendum that occurred in the region on September 25, 2017.

Syria

On January 23-24, 2017, meetings in Astana, Kazakhstan were held with representatives of Turkey, Russia, Iran, Syrian President Bashar al-Assad’s regime, and opposition groups, as well as the UN special envoy to Syria and the U.S. Ambassador to Kazakhstan. During the meetings, Turkey, Russia and Iran agreed to establish a trilateral mechanism to observe and ensure full compliance with the cease-fire in Syria. On February 6, 2017, a technical meeting was held in Astana with the attendance of experts from Turkey, Russia, Iran, Jordan and the UN to discuss the implementation and enforcement of the cease-fire in Syria. On March 14-15, 2017, the third round of meetings in Astana were held, during which all parties agreed that Iran would join Turkey and Russia as an official guarantor of the cease-fire in Syria. On May 3-4, 2017, the fourth round of meetings in Astana to find a resolution to the six-year war in Syria was held, during which Russia, Turkey and Iran signed an agreement to establish de-escalation zones which will cover the city of Idlib and certain parts of several cities in Syria. On May 5, 2017, the agreement, which will remain in place for six months and may be automatically extended if the three guarantor countries agree, became effective. On July 4-5, 2017, the fifth round of meetings were held in Astana, during which Turkey, Russia and Iran agreed to form a joint working group on de-escalation zones in Syria. On September 14-15, 2017, the sixth round of meetings was held in Astana, during which Turkey, Russia and Iran agreed on the borders of the final de-escalation zone in the city of Idlib. On October 30-31, 2017, the seventh round of meetings in Astana was held, during which parties attending the talks failed to reach an agreement on humanitarian aid access and exchange of prisoners. Turkey, Russia and Iran as the three guarantor countries agreed to continue to work on the two issues. They also agreed to discuss Russia’s proposal to convene a “National Dialogue Congress”. The Congress, originally set for November 2017, was postponed mainly due to disagreements over which of the opposition groups in Syria would attend the talks. On December 21-22, 2017, the eighth round of Astana meetings was held, during which Turkey, Russia and Iran agreed on the release of detainees/abductees and on the conduct of humanitarian demining activities. The three countries also reached an agreement that a planned Syrian National Dialogue Congress would be held in Sochi on January 29-30, 2018.

On November 22, 2017, a trilateral summit was held in Sochi with the participation of Turkish President Erdoğan, Russian President Putin and Iranian President Hassan Rouhani. In a joint statement at the summit, the three guarantor countries declared that they would continue to cooperate for the sake of reducing violence in Syria. The three presidents also reiterated their strong commitment to supporting the independence, unity and territorial integrity of Syria.

On September 23, 2017, the Turkish Parliament approved a one-year extension of the mandate given to Turkey’s armed forces to carry out cross-border operations in Iraq and Syria.

The Republic is continuing its humanitarian efforts to provide shelter to refugees fleeing the conflict in Syria. As of December 11, 2017, 228,546 Syrian refugees occupied accommodation centers throughout Turkey. As of December 2017, the Republic had spent approximately U.S.$30.3 billion for Syrian refugees in Turkey.

Israel

Following the U.S. Administration’s recognition of Jerusalem as the capital of Israel and the decision to move its embassy from Tel Aviv to Jerusalem on December 6, 2017, leaders of the Organization of Islamic Cooperation (OIC) gathered at a summit in Istanbul on December 13, 2017. After this summit, the OIC issued a declaration rejecting and condemning the decision of the U.S. Administration.

Africa

On September 30, 2017, Turkey opened its biggest overseas military base in Somalia’s capital, Mogadishu.

ECONOMIC DEVELOPMENTS

The following table sets forth the percentage of GDP represented by type of economic activity (at current prices and expressed in percentages) for the periods indicated:

GDP by Type of Economic Activity (in %)*		2017 Q1	2017 Q2	2017 Q3
1.	A- Agriculture, forestry and fishing	2.7	4.4	10.5
2.	BCDE- Industry	22.0	21.1	19.0
3.	F- Construction	7.8	9.1	8.7
4.	GHI- Services	22.1	21.9	21.9
5.	J- Information and communication	2.5	2.4	2.2
6.	K- Financial and insurance activities	3.9	3.6	2.8
7.	L- Real estate activities	8.1	7.4	6.7
8.	MN- Professional, administrative and support service activities	5.3	5.5	5.1
9.	OPQ- Public administration, education, human health and social work activities	12.7	11.3	10.2
10.	RST- Other service activities	2.1	1.9	1.7
11.	Sectoral total	89.2	88.6	88.9
12.	Taxes-Subsidies	10.8	11.4	11.1
13.	Gross Domestic Product (Purchaser’s Price)	100.0	100.0	100.0

*	Based on the statistical classification of economic activities in the European Community, NACE Rev. 2

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (in the chain linked volume index and expressed in percentages) for the periods indicated:

GDP growth rates (in %)	Q1	Q2	Q3
2017	5.3	5.4	11.1

Source: TURKSTAT

For the month of December 2017, CPI increased by 0.69% and domestic PPI increased by 1.37% as compared to the previous month. In December 2017, the Republic’s annual CPI and domestic PPI increased by 11.92% and 15.47%, respectively, as compared to the same month of the previous year.

On November 15, 2017, the Government offered an interest rate of 12.33% for its 10-year Government Bond, compared to 11.08% on November 16, 2016.

The calendar adjusted industrial production index increased by 7.0% in November 2017 compared to November 2016 (year on year).

The following table indicates unemployment figures for the periods indicated:

2017	Unemployment rate (in %)	Number of unemployed
January	13.0	3,985,000
February	12.6	3,900,000
March	11.7	3,642,000
April	10.5	3,287,000
May	10.2	3,225,000
June	10.2	3,251,000
July	10.7	3,443,000
August	10.6	3,404,000
September	10.6	3,419,000

Source: TURKSTAT

On September 27, 2017, the Medium Term Program covering the 2018-2020 period (the “2018-2020 Medium Term Program”) was announced. The main objectives of the 2018-2020 Medium Term Program are boosting growth and employment and improving income distribution by maintaining macroeconomic stability, improving human capital & quality of labor force, expanding high value-added production, improving investment & business climate, and enhancing institutional quality of public sector. The 2018-2020 Medium Term Program sets a central government budget deficit target of 1.9% of GDP by the end of 2018, 1.9% of GDP by the end of 2019 and 1.6% of GDP by the end of 2020. In the 2018-2020 Medium Term Program, the Government announced that the real GDP growth target is 5.5% for the years 2018 through 2020. The central government primary balance to GDP ratio target is a 0.2% surplus for 2018, 0.3% for 2019 and a 0.6% for 2020. The general government deficit to GDP ratio target is 1.9% for 2018, 1.9% for 2019 and 1.3% for 2020. The EU defined general government debt to GDP ratio target is 28.5% for 2018, 28.0% for 2019 and 27.5% for 2020. The current account deficit to GDP ratio target is 4.3% for 2018, 4.1% for 2019 and 3.9% for 2020. The domestic savings to GDP ratio target is 25.5% for 2018, 26.1% for 2019 and 26.5% for 2020. The CPI inflation target is 7.0% for 2018, 6.0% for 2019 and 5.0% for 2020. The unemployment target is 10.5% for 2018, 9.9% for 2019 and 9.6% for 2020.

As of November 30, 2017, an amount of TL 220.8 billion has been disbursed under the Credit Guarantee Fund. Annual credit growth increased by 20.9% in 2017, compared to 16.7% in 2016 and 20.4% in 2015.

TOURISM

In November 2017, the number of foreign visitors visiting the Republic increased by approximately 22.13% to 1,652,795 as compared to the same month of 2016. Between January and November 2017, the number of foreign visitors visiting the Republic increased by approximately 27.68% to 30,706,245 as compared to the same period in 2016. According to the Turkish Statistical Institute, in the third quarter of 2017, tourism revenues increased by 37.6% compared to the same period of 2016.

EMPLOYMENT AND WAGES

As of September 2017, total civilian employment was approximately 28.8 million of whom approximately 20.3% were employed in agriculture, 18.8% in industry, 7.7% in construction and 53.1% in services sectors. In September 2017, the labor force participation rate was at 53.6%, compared to 52.8% in September 2016. There were approximately 3,573,000 public sector workers at the end of the third quarter of 2017.

As of November 2017, the total asset value of the Unemployment Insurance Fund amounted to TL 115.1 billion. The monthly return of the fund for November 2017 was 0.7%. As of November 2017, approximately 89.5% of the Unemployment Insurance Fund was invested in bonds and 10.5% of the assets were held in deposits.

As of October 2017, the number of pension funds offered to the public equaled 293. The total net asset value of these funds increased to approximately TL 75.7 billion as of October 2017 from TL 58.6 billion in October 2016.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In November 2017, the trade balance (according to provisional data) posted a deficit of U.S.$6.320 billion as compared to a deficit of U.S.$4.148 billion in the same period in 2016. In November 2017, total goods imported (c.i.f.), including gold imports, increased by 21.3% to approximately U.S.$20.537 billion, as compared to approximately U.S.$16.935 billion during the same period in 2016. In November 2017, the import of capital goods, which are used in the production of physical capital, increased by approximately 2.24% over the same period in 2016; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, increased by approximately 28.94% over the same period in 2016; and the import of consumption goods increased by approximately 6.70% over the same period in 2016. In November 2017, total goods exported (f.o.b.), increased by 11.2% to approximately U.S.$14.217 billion, as compared to approximately U.S.$12.787 billion during the same period of 2016.

According to provisional data, foreign direct investment inflows into Turkey amounted to U.S.$180 million in October 2017.

The following table summarizes the balance of payments of Turkey for the period indicated:

in millions of U.S. dollars*	October 2017
CURRENT ACCOUNT	-3,827
Trade Balance	-5,599
Goods Exports	14,955
Goods Imports	20,554
Services	2,621
Primary Income	-1,073
Secondary Income	224
CAPITAL ACCOUNT	-1
FINANCIAL ACCOUNT	-32
Direct Investment (net)	-614
Portfolio Investment (net)	-1,621
Assets	245
Liabilities	-1,866
Other Investment (net)	-2,780
Assets	1,733
Liabilities	-4,513
RESERVE ASSETS	-4,983
NET ERRORS AND OMISSIONS	3,796

*	Provisional

Source: Central Bank

In October 2017, the volume of crude oil imports increased by 17.49% compared to October 2016. In October 2017, natural gas imports increased by 19.70% to 4,137.10 million cubic meters compared to 3,456.31 million cubic meters in October 2016. In October 2017, liquefied petroleum gas imports decreased by 22.77% to 252,122.255 tons compared to 326,468.222 tons in October 2016.

As of October 2017, total gross international reserves were approximately U.S.$142,538 million (compared to U.S.$139,747 million as of October 2016). As of October 2017, gold reserves were approximately U.S.$21,589 million (compared to U.S.$17,405 million as of October 2016) and the Central Bank gross foreign exchange reserves were approximately U.S.$96,173 million (compared to approximately U.S.$101,035 million as of October 2016).

As of November 30, 2017, the Central Bank reported contingent liabilities in foreign currency, including commercial banks’ reserve requirements held at the Central Bank, to be approximately U.S.$66,286 million (compared to approximately U.S.$57,356 million as of November 30, 2016). As of November 30, 2017, the Central Bank reported foreign currency loans, securities and deposits to be approximately U.S.$12,411 million (compared to approximately U.S.$11,346 million as of November 30, 2016).

As of January 5, 2018, the Central Bank held approximately TL 42.4 billion in public sector deposits.

MONETARY POLICY

The following table sets forth the quarterly inflation path and uncertainty band for 2018:

Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2018

	March	June	September	December
Uncertainty Band (Upper Limit)	7.0	7.0	7.0	7.0
Path Consistent with the Target	5.0	5.0	5.0	5.0
Uncertainty Band (Lower Limit)	3.0	3.0	3.0	3.0

Source: Central Bank

On January 8, 2018, the Central Bank foreign exchange buying rate for U.S. dollars was TL 3.7454 per U.S. dollar.

The following table displays the period-end foreign exchange buying rate of Turkish Lira per U.S. Dollar, Euro, and Japanese Yen and against the U.S. Dollar-Euro currency basket:

Period-End Exchange Rates

2017**
Turkish Lira per U.S. Dollar	3.77
Turkish Lira per Euro	4.52
Turkish Lira per 100 Japanese Yen	3.34
Turkish Lira per Currency Basket *	4.14

*	The basket consists of U.S.$0.5 and €0.5.
**	As of December 29, 2017.

Source: Central Bank

On January 13, 2017, the Central Bank announced that the banks’ borrowing limits at the Interbank Money Market established within the Central Bank had been reduced to TL 11.0 billion to be effective as of January 16, 2017. The Central Bank also announced that, on the days deemed necessary, the amount of funding provided by the Central Bank through Borsa Istanbul repo markets may be limited. The Central Bank also stated that the banks would be able to meet their remaining liquidity needs without limits at the late liquidity window funding rate at the end of the day.

On January 17, 2017, the Central Bank announced its decision to open foreign exchange deposits against the Turkish Lira deposits market, with the aim of enhancing the flexibility and instrument diversity of Turkish Lira and FX liquidity management within the current monetary and exchange rate policy framework.

In August 2017, the Central Bank released the third-quarter inflation report. The Central Bank revised its inflation forecast for 2017 from 8.0% to 8.7% and confirmed its inflation forecast for 2018 as 6.4%. The Central Bank stated that although the highest inflation levels of the year are left behind, inflation is likely to continue to fluctuate in the second half of the year. The Central Bank underlined that the correction in food prices is yet to be at a favored level, which necessitates a cautious evaluation of how permanent the recent decline in the sector’s inflation due to the base effects will be. The Central Bank also stated that the inflation outlook is projected to recover starting in the last month of 2017 and become more evident in the early months of 2018.

On September 14, 2017, the Monetary Policy Committee held a meeting at which it kept the one-week repo auction rate at 8.00%, the overnight borrowing interest rate at 7.25%, the marginal funding rate at 9.25% and the late liquidity window overnight lending rate at 12.25%. The Committee stated that recently released data indicate that the economic recovery has gained strength, domestic demand conditions continue to improve and demand from the European Union economies continues to contribute positively to exports. The Committee also noted that current elevated levels of inflation and developments in core inflation indicators pose risks on the pricing behavior. Accordingly, the Committee decided to maintain the tight stance of monetary policy, noting that the tight stance will be maintained until inflation outlook displays a significant improvement.

In November 2017, the Central Bank released the fourth-quarter inflation report. The Central Bank revised its inflation forecast for 2017 from 8.7% to 9.8% and for 2018 from 6.4% to 7.0%. The Central Bank stated that following the July Inflation Report, the rise in commodity prices, particularly for oil and metals, and exchange rate changes drove inflation higher through the cost channel, causing core inflation indicators to exceed forecasts. The Central Bank also stated that inflation is expected to remain high in October and November before coming down markedly to a still elevated level in December amid base effects. The Central Bank also noted that base effects from food prices, the termination of temporary tax cuts for home appliances and furniture in October and the methodology change for clothing are the factors that will cause inflation to fluctuate in the short term and core inflation to rise briefly. The Central Bank underlined that the inflation outlook is expected to improve gradually from December onwards.

On November 6, 2017, the Central Bank revised the upper limit and the tranches for the FX maintenance facility within the reserve options mechanism. The upper limit for the FX maintenance facility has been lowered to 55% from 60% and all tranches have been reduced by 5 percentage points. The Central Bank stated that with this revision, approximately 5.3 billion Turkish liras of liquidity will be withdrawn from the market and approximately 1.4 billion U.S. dollars of liquidity will be provided to banks.

On November 18, 2017, the Central Bank decided to launch Turkish lira-settled forward foreign exchange sale auctions. Within a calendar with auction dates and amounts, the maximum total amount of foreign exchange sale position was planned to be 3 billion U.S. dollars until the end of 2017. On December 29, 2017, this facility was extended until the end of the first quarter of 2018.

On November 21, 2017, the Central Bank reduced Banks’ borrowing limits at the CBRT Interbank Money Market for overnight transactions to zero and it became effective as of November 22, 2017.

On December 14, 2017, the Monetary Policy Committee held a meeting at which it kept the one-week repo auction rate at 8.00%, the overnight borrowing interest rate at 7.25%, the marginal funding rate at 9.25%. The Central Bank raised the late liquidity window overnight lending rate to 12.75% from 12.25%. The Committee stated that during 2017, aggregate demand conditions displayed a strong course and credit showed rapid growth. The Committee also noted that recently released data indicated that economic activity maintains its strength, domestic demand conditions keep improving and external demand continues to contribute positively to exports. The Committee underlined the fact that current elevated levels of inflation and recent developments in cost factors have increased the risks on expectations and pricing behavior. Accordingly, the Committee decided to tighten the monetary policy stance, noting that the tight stance will be maintained decisively until inflation outlook displays a significant improvement and becomes consistent with the targets.

BANKING SYSTEM

The banking system in the Republic had a capital adequacy ratio of 16.43 and a relatively low non-performing loan ratio of 2.93% as of November 2017. This ratio takes into account a moderate increase in non-performing retail loans.

As of November 2017, the loan to deposit ratio and net income margin of the banking sector were 126.77% and 1.51%, respectively.

As of January 8, 2018, the RRRs for Turkish Lira deposits/participation accounts were between 4.0% and 7.5% depending on maturity. Furthermore, as of that date RRRs were 10.5% for Turkish Lira demand deposits, notice deposits and private current accounts, and deposits/participation accounts with maturities up to one month and three months (including 1 and 3 months).

On December 1, 2017, the Turkish Banking Regulation and Supervision Agency granted the Bank of China a license to operate in Turkey.

PUBLIC FINANCE AND BUDGET

From January to November 2017, the central government consolidated budget expenditures were approximately TL 601.1 billion (compared to TL 510.7 billion during the same period of 2016), the central government consolidated budget revenues were approximately TL 574.6 billion (compared to TL 508.6 billion during the same period of 2016), the central government consolidated budget deficit was approximately TL 26.5 billion (compared to a deficit of approximately TL 2.1 billion during the same period of 2016), and the central government consolidated budget primary surplus was approximately TL 28.8 billion (compared to a surplus of approximately TL 46.3 billion during the same period of 2016).

In November 2017, the central government consolidated budget expenditures were approximately TL 56.7 billion (compared to approximately TL 50.7 billion during the same month of 2016), the central government consolidated budget revenues were approximately TL 65.2 billion (compared to approximately TL 60.7 billion during the same month of 2016), the central government consolidated budget surplus was approximately TL 8.5 billion (compared to a surplus of approximately TL 10.0 billion during the same month of 2016), and the central government consolidated budget primary surplus was approximately TL 13.6 billion (compared to a surplus of approximately TL 13.9 billion during the same month of 2016).

The following table sets forth the details of the central government budget for the periods indicated:

Central Government Budget (Thousand TL)	January- November 2017 (cumulative)	November 2017
Budget Expenditures	601,080,176	56,667,497
1-Excluding Interest	545,800,715	51,520,010
Compensation of Employees	151,057,734	14,283,018
Social Security Contributions	24,894,295	2,356,478
Purchase of Goods and Services	52,772,758	6,513,698
Current Transfers	243,830,350	18,755,433
Capital Expenditures	52,053,424	7,578,771
Capital Transfers	10,156,225	973,075
Lending	11,035,929	1,059,537
2-Interest	55,279,461	5,157,487
Budget Revenues	574,596,611	65,154,768
1-General Budget Revenues	554,053,059	63,274,024
Taxes	489,280,774	58,372,034
Property Income	18,789,749	919,887
Grants and Aids and Special Revenues	2,067,911	136,796
Interest, Shares and Fines	32,019,618	3,161,517
Capital Revenues	9,876,931	625,411
Collections from Loans	2,018,076	58,379
2-Special Budget Institutions	16,520,027	1,682,653
3-Regularity & Supervisory Institutions	4,023,525	198,091
Budget Balance	-26,483,565	8,477,271
Balance Excluding Interest	28,795,896	13,634,758

Source: Ministry of Finance

Following Parliamentary negotiations that took place in October and November of 2017, the final 2018 Budget Law was approved on December 23, 2017 and published in the Official Gazette on December 31, 2017.

On September 27, 2017, the Turkish Minister of Finance announced various measures to increase tax revenues. The changes affect a variety of taxes, including corporation tax, income tax, special consumption tax, motor vehicles tax and other general tax rules. The changes announced by the Minister of Finance were approved by the Turkish Parliament on November 28, 2017 and published in the Official Gazette on December 5, 2017.

PRIVATIZATION

In 2017, the privatization implementations of Turkey amounted to U.S.$683.4 million as of December 29, 2017.

The following table sets out a summary of the most significant privatization implementations completed in 2017:

Name of The Company or Asset	Date of Privatization	Amount (U.S. Dollars)
TP Petrol Dağıtım AŞ	4/4/2017	134,707,904
EÜAŞ - Almus and Köklüce HES (Hydroelectric Plant)	8/8/2017	212,636,351

Note: Only privatizations worth U.S.$100 million or more are listed above.

Total privatization proceeds realized by the Turkish Privatization Administration since 1985 amounted to U.S.$68.9 billion as of December 29, 2017.

DEBT

On October 31, 2017, the Treasury published the 2018 financing program based on the 2018-2020 Medium-Term Program projections. According to the financing program, the total amount of debt service in 2018 is projected to be TL 163.8 billion, comprising payments of TL 97.2 billion in principal and TL 66.7 billion in interest. Total domestic debt service is expected to be TL 122.4 billion while total external debt service is expected to be TL 41.5 billion. On the external financing front, the Treasury announced that up to U.S.$6.5 billion equivalent external financing is planned in 2018 through bond and lease certificate issuances in international markets.

The Central Government’s total domestic debt stock was approximately TL 534.5 billion as of the end of November 2017, compared to approximately TL 468.2 billion as of the end of November 2016. In November 2017, the average maturity of the Republic’s domestic cash borrowing was 72.2 months, as compared to 58.8 months in November 2016. The average annual interest rate on domestic cash borrowing in local currency (including discounted treasury bills/government bonds) on a compounded basis was 13.22% in November 2017, compared to 10.56% in November 2016.

The total gross outstanding external debt of the Republic was approximately U.S.$437,996 million (at then-current exchange rates) at the end of the third quarter of 2017.

The following table summarizes the gross external debt profile of the Republic (at period end):

	2017
Gross External Debt Profile (in millions USD)	Q1	Q2	Q3
GROSS EXTERNAL DEBT	412,700	433,109	437,996
SHORT-TERM	102,289	108,953	110,466
Public Sector	16,515	17,291	17,177
Central Bank	108	109	97
Private Sector	85,666	91,553	93,192
LONG-TERM	309,794	324,155	327,531
Public Sector	106,568	112,102	112,261
Central Bank	701	697	607
Private Sector	203,142	211,356	214,663

Source: Undersecretariat of Treasury

SUMMARY OF KEY ECONOMIC INDICATORS

The following table summarizes the key economic indicators of Turkey for the periods indicated:

	2012	2013	2014	2015	2016	2017
Nominal GDP (billion TL)	1,570	1,810	2,044	2,338	2,609	3,035	*
Real GDP Growth (%)	4.8	8.5	5.2	6.1	3.2	5.5	*
Unemployment (%)	8.4	9.0	9.9	10.3	10.9	10.6	**
Consumer Price Index (%)	6.16	7.40	8.17	8.81	8.53	11.92	*****
Domestic Producer Price Index (%)	2.45	6.97	6.36	5.71	9.94	15.47	*****
Current Account Deficit (million USD)	47,962	63,621	43,597	32,118	32,605	35,293	***
Public Sector Budget Primary Balance /GDP (%)	0.9	0.9	0.5	0.6	-0.6	-1.5	*
Central Government External Debt Stock (million USD)	81,710	85,663	85,163	81,738	82,535	90,008	****
Public Sector Borrowing Requirement/GDP (%)	1	0.5	0.5	0.0	1.0	2.4	*

*	2018-2020 Medium Term Program target
**	As of September 2017
***	As of October 2017
****	As of November 2017
*****	As of December 2017

Sources: TURKSTAT, Central Bank, Treasury

From October 5, 2017 to January 8, 2018, the Istanbul Stock Exchange National 100 Index (since April 5, 2013 the Istanbul Stock Exchange has carried out its operations under the title of “Borsa Istanbul”) increased by 11.5%.